EXHIBIT 99

Grantee will have the ability to earn between 50% and 150% of the Target based on the total shareholder return (“TSR”) performance schedule set forth below (with 0% earned if the TSR is below the schedule).

	Price Goal		TSR	Payout as %	Shares
	% Increase	Price*	CAGR	Of Target	Earned

Maximum	+144%	$3.37	+25.0%	150.00%	945,180
	+125%	$3.11	+22.5%	137.50%	866,415
	+107%	$2.86	+20.0%	125.00%	787,650
	+91%	$2.63	+17.5%	112.50%	708,885
Target	+75%	$2.41	+15.0%	100.00%	630,120
	+60%	$2.21	+12.5%	75.00%	472,590
Threshold	+46%	$2.02	+10.0%	50.00%	315,060
	<+46%	<$2.02	+0.0%	0.00%	0

* Price to be based on the volume-weighted average closing price (“VWAP”) of Intrepid’s common stock for 20 consecutive trading days, measured as the end of each applicable fiscal quarter, as reported on the New York Stock Exchange or other national securities exchange or national market on which the stock is principally traded. Price goals represent the stated compound annual growth rate for Intrepid’s common stock using a starting price of $1.38 and will be adjusted for any dividends during the applicable measurement period.
Note: Linear interpolation to be used to calculate award for performance between points shown.

Performance against the price goal schedule set forth above shall be measured quarterly at the end each such quarter for the first four years following the Grant Date.

Any amount earned upon each quarterly measurement shall vest as follows: 50% on the one-year anniversary of the end of the applicable measurement period, and 50% on the two-year anniversary of the end of the applicable measurement period; provided, however, that no vesting will occur unless and until Intrepid’s VWAP meets one or more applicable price achievement goals as set forth above on or before June 8, 2024, subject in all cases to continuous Service with Intrepid or an Affiliate from the Grant Date through the applicable vesting date, if any (each date, a “Vesting Date”); provided further, that the earliest date on which the maximum amount of the Target (150%) may vest shall be the twenty-five month anniversary of the Grant Date, and latest date on which any amount of the Target may vest shall be the 6-year anniversary of the Grant Date. Any shares that do not vest on or before the 6-year anniversary of the Grant Date, will be immediately forfeited on the 6-year anniversary of the Grant Date.